Exhibit (a)(16)

PRESS RELEASE

ELKCORP AMENDS MERGER AGREEMENT WITH THE CARLYLE GROUP

Carlyle Increases Tender Offer to $42.00 Per Share In Cash

DALLAS, January 22, 2007 -- ElkCorp (NYSE:ELK), a leading manufacturer of roofing and building products, today announced that The Carlyle Group (Carlyle) has agreed to increase its tender offer to acquire all of the outstanding shares of ElkCorp common stock to $42.00 per share in cash, up from the previous offer of $40.50 per share, which was announced on January 16, 2007. ElkCorp and Carlyle amended their previously announced merger agreement to reflect this increased price.

Carlyle’s tender offer, which commenced on January 18, 2007, will expire at midnight on February 14, 2007, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC).

As previously announced, following completion of the tender offer in which a majority of ElkCorp’s outstanding shares are tendered, Carlyle has committed to complete a second-step merger in which all remaining shares of ElkCorp common stock will be converted into the right to receive the same price paid per share in the tender offer. Carlyle has obtained fully committed financing for the tender offer and the second-step merger.

Upon the recommendation of a special committee of ElkCorp’s Board consisting solely of independent, non-management directors, ElkCorp’s Board has approved the revised merger agreement and recommends that shareholders tender their shares into the Carlyle offer. As previously disclosed, on January 18, 2007 an affiliate of Building Materials

Corporation of America (BMCA) had commenced a cash tender offer to purchase all of ElkCorp’s shares at $42.00 per share.

Carlyle’s tender offer of $42.00 values the Company at approximately $1.1 billion, including the assumption of approximately $173 million of net debt. The revised per share price represents a premium of approximately 67% over ElkCorp’s closing share price on November 3, 2006, the last trading day before ElkCorp announced that its Board of Directors and management were conducting a review of the company’s strategic alternatives.

The tender offer is subject to a majority of ElkCorp’s outstanding shares being tendered into the offer and other customary closing conditions. The transaction is not subject to any financing condition and Carlyle has obtained fully committed financing for both the tender offer and the second-step merger.

The transaction will be financed through a combination of equity and debt financing, with the debt financing committed by Bank of America, N.A., Merrill Lynch Capital Corporation, Inc. and General Electric Capital Corporation and certain of their affiliates. Merrill Lynch, Pierce, Fenner & Smith Inc. and Banc of America Securities LLC are financial advisors to The Carlyle Group, and Debevoise & Plimpton LLP is legal advisor. UBS Investment Bank is financial advisor to ElkCorp, and Wachtell, Lipton, Rosen & Katz is legal advisor. Citigroup Corporate and Investment Banking is financial advisor to the Special Committee.

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About ElkCorp

ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com

About The Carlyle Group

The Carlyle Group is a global private equity firm with $46.9 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $24 billion of equity in 576 transactions for a total purchase price of $101.8 billion. The Carlyle Group employs more than 740 people in 16 countries. In the aggregate, Carlyle’s portfolio companies have more than $68 billion in revenue and employ more than 200,000 people around the world. www.carlyle.com

CONTACTS:
Investors	Media
ElkCorp	Sard Verbinnen & Co.
Stephanie Elwood	Jim Barron
(972) 851-0472	(212) 687-8080
or
MacKenzie Partners Inc.
Dan Burch or Bob Marese
(212) 929 5405

Forward Looking Statements. Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “contemplate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “target,” “look forward to” and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, litigation, an economic downturn or changes in the laws affecting our business in those markets in which we operate. There can be no assurance that the tender offer, merger or other any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.

Additional Information and Where to Find It. In connection with the original Carlyle tender offer announced on January 18, 2007, ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the "SEC"), and expects to file an amendment thereto in respect of the increased purchase price. In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by an affiliate of BMCA, ElkCorp expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents (when they become available in the case of those not yet available) because they will contain important information about the tender offer and the proposed merger. Free copies of materials which will be filed by ElkCorp will be available at the SEC's web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp's participants in the solicitation is set forth in ElkCorp's proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in a proxy statement relating to the merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.